

07004972

AB 3/26

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50579

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Western Municipal Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

583 N. Minaret Street
(No. and Street)

Turlock (City) — California (State) — 95380 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc Stocks — (209) 632-0257 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berger & Company, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

687 East Canal Drive, Turlock, California 95380
(Address) (City) (State) (Zip Code)

PROCESSED
APR 11 2007 E
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marc Stocks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Western Municipal Securities, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ERIN L. BISHOP
Commission # 1450684
Notary Public - California
Stanislaus County
My Comm. Expires Nov 11, 2007

Signature

President
Title

Notary Public
Erin L. Bishop

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECEIVED
MAR 0 1 2007
185
PROCESSING
SECTION
WASH, D.C.

WESTERN MUNICIPAL SECURITIES CORPORATION

AUDIT REPORT

DECEMBER 31, 2006

BERGER & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation
Member
American Institute of Certified Public Accountants
California Society of Certified Public Accountants

Richard J. Berger
Kevin R. Berger
Sally Bill Paulson

INDEPENDENT AUDITORS' REPORT

Board of Directors
Western Municipal Securities Corporation

We have audited the accompanying statement of financial condition of Western Municipal Securities Corporation, (a California corporation) as of December 31, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Municipal Securities Corporation at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berger and Company

Berger and Company, CPA'S
February 23, 2007

687 E. Canal Drive
Turlock, CA 95380

Phone (209) 632-9938
FAX (209) 667-5849
www.bergerco.com

1301 K St., Suite A
Modesto, CA 95354

Phone (209) 576-8003
FAX (209) 576-0939

BERGER & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

A Professional Corporation
Member
American Institute of Certified Public Accountants
California Society of Certified Public Accountants

Richard J. Berger
Kevin R. Berger
Sally Bill Paulson

Board of Directors
Western Municipal Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedule of Western Municipal Securities Corporation for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Western Municipal Securities Corporation (the Company) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

687 E. Canal Drive
Turlock, CA 95380

Phone (209) 632-9938
FAX (209) 667-5849
www.bergerco.com

1301 K St., Suite A
Modesto, CA 95354

Phone (209) 576-8003
FAX (209) 576-0939

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Berger and Company
Berger and Company, CPA'S
February 23, 2007

WESTERN MUNICIPAL SECURITIES CORPORATION
Statement of Financial Condition
Year Ended December 31, 2006

ASSETS

Current Assets:		
Cash on Hand and in Bank		$ 77,085.32
Income Tax Refund Receivable		7,694.00
Payroll Tax Refund Receivable		448.00
Prepaid State Income Tax		61.00
Advances - Stockholder		29,426.70
Total Current Assets		114,715.02
Fixed Assets:		
Office Furniture, Fixtures, and Equipment	$ 54,098.82	
Less Accumulated Depreciation	42,555.64	11,543.18
Other Assets:		
Marketable Securities - Note 1	123,874.91	
Deferred Income Taxes - Note 1	8,100.00	131,974.91
Total Assets		$ 258,233.11

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Payroll Taxes Payable		13,039.00
Total Current Liabilities		13,039.00
Long-Term Liabilities:		
Note Payable - Stockholder - Note 2		80,000.00
Other Liabilities:		
Deferred Income Taxes - Note 1		5,800.00

See accompanying notes and independent auditors' report.

WESTERN MUNICIPAL SECURITIES CORPORATION
Statement of Financial Condition
Year Ended December 31, 2006

LIABILITIES AND STOCKHOLDER'S EQUITY (CONTINUED):

Stockholder's Equity:		
Common Stock, No Par Value		
Shares Authorized - 1,000,000		
Issued and Outstanding - 500,001	$ 2,375.00	
Retained Earnings	140,753.54	
Unrealized Gain on Marketable Securities (Net of $5,100.00 Deferred Taxes)	16,265.57	159,394.11
Total Liabilities and Stockholder's Equity		$ 258,233.11

See accompanying notes and independent auditors' report.

WESTERN MUNICIPAL SECURITIES CORPORATION
Statement of Income
Year Ended December 31, 2006

Income:		
Professional Fees		$ 23,631.91
Expense:		
Automobile Expense	$ 4,276.89	
Bank Service Fees	378.50	
Broker Fees	7,751.93	
Depreciation	4,275.04	
Dues and Subscriptions	3,651.66	
Insurance	1,121.00	
Office Supplies	7,923.37	
Pension and Profit Sharing - Note 3	.00	
Postage and Delivery	503.51	
Printing and Reproduction	36.36	
Professional Fees	10,602.25	
Rent	12,000.00	
Repairs and Maintenance	298.02	
Salaries	36,000.00	
Taxes - Payroll	3,069.00	
Taxes and Licenses	105.00	
Telephone	1,823.08	
Travel and Entertainment	2,935.21	
Utilities	1,783.26	98,534.08
Operating Income (Loss)		(74,902.17)

See accompanying notes and independent auditors' report.

WESTERN MUNICIPAL SECURITIES CORPORATION
Statement of Income
Year Ended December 31, 2006

Add Other Income Less Other Deductions:			
Other Income:			
Interest		$ 4,021.52	
Dividends		4,010.68	
Gain on Sale of Marketable Securities		29,608.17	
		37,640.37	
Less Other Deductions:			
Interest	$ 8,060.00		
Penalties	835.24	8,895.24	28,745.13
Income (Loss) Before Income Tax Expense (Benefit)			(46,157.04)
Income Tax Expense (Benefit) - Note 5:			
Federal Income Tax		(8,294.00)	
State Income Tax		(3,400.00)	(11,694.00)
Net Income (Loss) - Note 6			$ (34,463.04)

See accompanying notes and independent auditors' report.

WESTERN MUNICIPAL SECURITIES CORPORATION
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2006

Stockholder's Equity at January 1, 2006	$ 208,398.11
Net Income (Loss) - Note 6	(34,463.04)
Unrealized gain (loss) on Marketable Securities (Net of $4,600.00 Deferred Taxes)	(14,540.96)
Stockholder's Equity at December 31, 2006	$ 159,394.11

See accompanying notes and independent auditors' report.

WESTERN MUNICIPAL SECURITIES CORPORATION
Statement of Cash Flows
Year Ended December 31, 2006

Operating Activities:			
Net Income (Loss) for the Year Ended December 31, 2006			$ (34,463.04)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided (Used) by Operating Activities:			
Depreciation		$ 4,275.04	
Provision for Deferred Income Taxes		(4,800.00)	
Gain on Sale of Marketable Securities		(29,608.17)	
Changes in Operating Assets and Liabilities:			
Increase in Accounts Receivable	$ (8,142.00)		
Increase in Prepaid Income Tax	(61.00)		
Decrease in Employee Advances	1,694.64		
Decrease in Accounts Payable	(41,596.28)	(48,104.64)	(78,237.77)
Net Cash Provided (Used) by Operating Activities			(112,700.81)
Investing Activities:			
Advances to Stockholder		(10,681.87)	
Proceeds from Sale of Marketable Securities		150,140.17	
Purchase of Marketable Securities		(63,226.75)	
Purchase of Fixed Assets		(1,398.66)	74,832.89
Financing Activities:			
Advances from Stockholder			20,050.00
Increase (Decrease) in Cash and Cash Equivalents			(17,817.92)
Cash and Cash Equivalents at January 1, 2006			94,903.24
Cash and Cash Equivalents at December 31, 2006			$ 77,085.32

See accompanying notes and independent auditors' report.

WESTERN MUNICIPAL SECURITIES CORPORATION
Statement of Cash Flows
Year Ended December 31, 2006

Supplemental Disclosures:

The Company made the following cash payments for interest and income taxes during the year ended December 31, 2006:

Interest	$ 60.00
Income Taxes	8,972.00

The Company had the following noncash investing activities during the year ended December 31, 2006:

Marketable securities sold on installment basis	$ 35,550.00

See accompanying notes and independent auditors' report.

WESTERN MUNICIPAL SECURITIES CORPORATION
Notes to Financial Statements
Year Ended December 31, 2006

Note 1 - Significant Accounting Policies:

Nature of Business

Western Municipal Securities Corporation is owned and operated by Marc Stocks. The corporation engages in municipal debt security transactions and is a member firm of the National Association of Securities Dealers, Inc. The Company is a California corporation, incorporated as of August 2, 1996.

Directors and Officers of the corporation are as follows:

Marc Stocks President/Secretary/Treasurer

The Articles of Incorporation indicate 1,000,000 no par value shares of common stock are authorized. As of December 31, 2006, 500,001 shares of common stock are issued and outstanding in the name of Marc Stocks.

Method of Accounting

The Company accounting records are maintained on an accrual basis, an accounting system wherein recognition is given to revenues and expenses in the period to which they relate.

Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance, repairs, and other renewals of items are charged to expense as incurred.

Note 1 - Significant Accounting Policies (Continued):

Depreciation

Depreciation of property and equipment is provided for using the straight-line and declining balance methods over the estimated useful lives of the assets.

Cash

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Income Taxes

Income taxes are recorded using Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under this statement, income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of accumulated depreciation for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences which will either be deductible or taxable when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for net operating losses that are available to offset future taxable income.

As of December 31, 2006, the Company has $15,201.00 federal and $61,668.00 state operating loss carryforwards. The federal and state net operating losses expire as follows:

Expiration Date	Federal	State
2016	$ .00	61,668.00
2026	15,201.00	.00
	$ 15,201.00	61,668.00

Note 1 - Significant Accounting Policies (Continued):

Marketable Securities

Marketable Securities are recorded using Financial Accounting Standard No. 115, Accounting for Certain Investments in Debt and Equity Securities. Under this standard, marketable securities classified as available-for-sale are reported at fair value with unrealized gains and losses excluded from current earnings and reported as a separate component of equity. As of December 31, 2006, the aggregate fair value of the marketable securities was $123,874.91 with a cost of $102,509.34. The gross unrealized gain was $21,365.57.

Note 2 - Note Payable - Stockholder:

The Note Payable - Stockholder in the amount of $80,000.00 is unsecured. The funds were loaned to the Company by the stockholder to comply with future net capital required by the Securities Exchange Commission and the National Association of Securities Dealers, Inc. (the "NASD"). In compliance with the NASD rules and regulations this note became subordinated in January, 1999. The note bears simple interest at a rate of ten percent (10.00%) per annum. The note requires monthly interest payments and is due January 1, 2012.

Note 3 - Retirement Plan:

The Company maintains a qualified Simplified Employee Pension Plan under section 408(k) of the Internal Revenue Code. Under the Plan, all full-time employees who have completed one year of service are eligible to participate. Contributions to the Plan are at the discretion of the Board of Directors. During the year ended December 31, 2006, the Company did not contribute to the plan.

Note 4 - Related Party Transactions:

During the year ended December 31, 2006, the Company sold 2,000 shares of its investment in NASDAQ, Inc. common stock at fair market value to its sole shareholder. $35,550.00 of the purchase price was financed by the Company and remains payable at December 31, 2006 and is included in Advances - Stockholder on the Statement of Financial Condition.

WESTERN MUNICIPAL SECURITIES CORPORATION
Notes to Financial Statements
Year Ended December 31, 2006

Note 5 - Income Tax Expense (Benefit):

Income Tax Expense (Benefit) consists of the following:

	Federal	State
Taxes Currently Payable	$ .00	800.00
Deferred Tax Expense (Benefit)	(600.00)	(4,200.00)
Net Operating Loss Carryback Refund Receivable	(7,694.00)	.00
	$ (8,294.00)	(3,400.00)

The components of Deferred Tax Expense (Benefit) are as follows:

	Federal	State
Financial Expense in Excess of Tax Expense	$ (700.00)	(100.00)
Capital Loss Carryforward	2,400.00	1,400.00
Net Operating Loss Carryforward	(2,300.00)	(5,500.00)
	$ (600.00)	(4,200.00)

Note 6 - Earnings Per Share:

At December 31, 2006, the Company reported a net loss for the year of $34,463.04. This represents a loss of $.07 per share of outstanding common stock.

Note 7 - Net Capital:

The Company is a registered broker and member firm of the National Association of Securities Dealers, Inc. (the "NASD") and, accordingly is subject to the minimum net capital requirements of the NASD and Securities and Exchange Commission. As such, it is subject to the Uniform Net Capital Rule pursuant to rule 15c3-1 of the Securities Exchange Act of 1934. Under this rule, required net capital shall not be less than $100,000.00. As of December 31, 2006, the Company has met all net capital requirements.

WESTERN MUNICIPAL SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1
Supplementary Schedule I
December 31, 2006

Net Capital:		
Total stockholder's equity		$ 239,394.11
Deductions and/or Charges:		
Non-allowable assets:		
Deferred Income Tax Benefit	$ 2,300.00	
Advances - Stockholder	29,426.70	
Fixed assets - Net of Accumulated Depreciation	11,543.18	43,269.88
Net Capital before haircuts on Securities positions		196,124.23
Haircuts on Securities		(18,592.24)
Net Capital		$ 177,531.99
Aggregate Indebtedness:		
Accounts payable and other Liabilities	$ 13,039.00	
Total aggregate indebtedness		$ 13,039.00
Ratio of Aggregate Indebtedness To Net Capital:		
Net Capital		$ 177,531.99
Net Capital Requirement - Greater of 6-2/3% of aggregate indebtedness or $100,000		100,000.00
Net Capital in excess of requirement		$ 77,531.99
Ratio: Aggregate indebtedness to net capital		.07 to 1

WESTERN MUNICIPAL SECURITIES CORPORATION
Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as of December 31, 2006)

Net Capital as reported in Company's Part IIA (unaudited) FOCUS report	$ 167,043.88
Audit adjustments for minor corrections and recording additional payables	10,488.11
Net Capital	$ 177,531.99

END